SEC FILE NUMBER 001-35470

CUSIP NUMBER 03600T104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Annie’s, Inc.

Full Name of Registrant

None

Former Name if Applicable

1610 Fifth Street

Address of Principal Executive Office (Street and Number)

Berkeley, CA 94710

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Annie’s, Inc. (the “Company”) recently became a “large accelerated filer” for the first time. Accordingly, the prescribed due date for the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 was shortened from 75 days to 60 days following the fiscal year end. In addition, as a “large accelerated filer” filing its third annual report on Form 10-K since its initial public offering, the Company is required to provide management’s report on its assessment of its internal control over financial reporting, together with its independent registered public accounting firm’s attestation with respect thereto, in the Form 10-K for the first time pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

In finalizing the fiscal 2014 results, the Company identified a material weakness in its internal control over financial reporting relating to an insufficient complement of finance and accounting resources, including employee turnover, within the organization resulting in design deficiencies in certain areas in which our controls were not precise enough to detect misstatements that in the aggregate could be material to the consolidated financial statements. The material weakness did not result in any material misstatements of the Company’s financial statements and disclosures for the years ended March 31, 2014, 2013 and 2012. The material weakness resulted in audit adjustments for the quarter ended March 31, 2014 and immaterial revisions to our consolidated financial statements for the first three quarters of fiscal 2014, the interim periods during, and the annual period ended March 31, of fiscal 2013 and the annual period ended March 31, of fiscal 2012, which will be included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2014.

As of the filing deadline, the Company had not yet completed the assessment of the Company’s internal control over financial reporting. Consequently, our independent registered public accounting firm, PricewaterhouseCoopers LLP, has not completed their audit of the Company’s financial statements and the assessment of the Company’s internal control over financial reporting. The Company is working diligently to finalize the assessment of and disclosures related to internal control over financial reporting. Nevertheless, procedures relating thereto were not yet complete. As a result, the Company was not able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2014 by the prescribed due date of May 30, 2014. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. It is anticipated that the Annual Report on Form 10-K for the fiscal year ended March 31, 2014 will be filed on or before the fifteenth calendar day following the prescribed due date of such Annual Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zahir M. Ibrahim	(510)	558-7500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 29, 2014, the Company filed a Current Report on Form 8-K that included an earnings press release with information concerning the Company’s fourth quarter and full-year results of operations. The information contained in such Form 8-K, including the exhibit filed as part thereof, is incorporated herein by reference.

Annie’s, Inc.

(Name of Registrant as Specified in Charter)

Annie’s Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 2, 2014	By:	/s/ Zahir M. Ibrahim Zahir M. Ibrahim Executive Vice President, Chief Financial Officer and Treasurer